Neovasc Reducer Featured in Peer Reviewed EuroIntervention and PCR Online

VANCOUVER, via NEWMEDIAWIRE -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and minimally invasive devices for the treatment of refractory angina, announced today the Neovasc Reducer™ (the "Reducer") was featured in the peer reviewed publication EuroIntervention, the official Journal of EuroPCR and the European Association of Percutaneous Cardiovascular Interventions (EAPCI) and highlighted in PCR Online.

In the study published in EuroIntervention, "Coronary sinus Reducer implantation results in improved oxygen kinetics at cardiopulmonary exercise test in patients with refractory angina," in patients with obstructive coronary artery disease suffering from chronic refractory angina, treatment with coronary sinus Reducer implantation was associated with objective improvement in exercise capacity and oxygen kinetics tested by cardiopulmonary exercise testing as well as improvement in angina symptoms and quality of life. Patients with chronic refractory angina were treated with Reducer implantation at 2 medical centers: the Antwerp Cardiovascular Center in Belgium and the Tel Aviv Medical Center in Israel.

An additional case report published in PCR Online entitled, "Coronary sinus reducer for microvascular angina," highlighted the successful implantation of the Reducer in a 61 year-old man with a history of coronary artery stenting, hypertension, type-2 diabetes and recurrent episodes of CCS class III-IV angina despite having non-obstructive coronary artery disease. Cardiac microcirculation testing (Abbott, Santa Clara, CA and Coroventis, Sweden) revealed microvascular ischemia despite patent coronary arteries. The patient was treated with a Reducer and demonstrated objective improvement in microvascular coronary blood flow. He became asymptomatic in the weeks following the procedure.

Neovasc's Medical Director, Prof. Shmuel Banai, M.D, Director of the Division of Cardiology and the Head of Interventional Cardiology at the Tel Aviv Medical Center, Tel Aviv, Israel, said: "Both of these studies demonstrate that the Coronary Sinus Reducer can not only improve symptoms and quality of life, but also provide objective improvement of ischemia, myocardial performance and coronary microvascular blood flow. We believe the Reducer has truly become an effective trusted cardiac treatment option in many countries."

About Reducer
The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when there is inadequate supply of blood to parts of the heart muscle, despite current treatment therapies, including any form of standard revascularization and drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart's circulatory system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the United States, the FDA granted Breakthrough Device designation to the Reducer in October 2018. This designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis for life-threatening or irreversibly debilitating diseases.  In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year. 1

1T. J. Povsic, S. Broderick, K. J. Anstrom et al., "Predictors of long‐term clinical endpoints in patients with refractory angina," Journal of the American Heart Association, vol. 4, no. 2, article e001287, 2015.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States (2 U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact.  When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements may involve, but are not limited beliefs as to the Reducer becoming a truly effective trusted cardiac treatment option in many countries, the growing incidence of refractory angina and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.